UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)
(Amendment No. 8)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Stemline Therapeutics, Inc.

(Name of Subject Company)

Stemline Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

85858C107

(CUSIP Number of Class of Securities)

Ivan Bergstein, M.D.
Chairman, President and Chief Executive Officer
750 Lexington Avenue
Eleventh Floor
New York, New York 10022
(646) 502-2311

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Graham Robinson Faiz Ahmad Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street, 23rd Floor Boston, Massachusetts 02116 (617) 573-4800	Matthew Mamak Alston & Bird LLP 90 Park Avenue New York, New York 10016 (212) 210-1256

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by Stemline Therapeutics, Inc. (“Stemline”) with the Securities and Exchange Commission (the “SEC”) on May 12, 2020, relating to the tender offer by Mercury Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Berlin-Chemie AG, a company formed under the laws of Germany (“Parent”), and an indirect wholly owned subsidiary of A. Menarini - Industrie Farmaceutiche Riunite - S.r.l. (“Menarini”), a company formed under the laws of Italy, to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Stemline for (i) $11.50 per Share, net to the seller in cash, without interest, plus (ii) one (1) contingent value right per Share as set forth in the Contingent Value Rights Agreement, and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by Parent, Purchaser and Menarini with the SEC on May 12, 2020 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time).

Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

ITEM 8.   ADDITIONAL INFORMATION

Item 8 of this Schedule 14D-9 is hereby amended and supplemented by adding the following new subsection before the final subsection entitled “Item 8. Additional Information—Forward-Looking Statements” on page 57 of this Schedule 14D-9:

Final Results of the Offer and Completion of the Merger

The Offer expired as scheduled at one minute after 11:59 p.m., Eastern Time, on June 9, 2020 and was not extended. Computershare Trust Company, N.A. and Computershare Inc., collectively in their capacity as the depositary for the Offer, have advised that, as of the expiration of the Offer, 33,735,576 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered but which Shares were not yet delivered) had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 64.25 percent of the Shares outstanding at the time of the expiration of the Offer. In addition, Notices of Guaranteed Delivery had been delivered for 8,735,823 Shares, representing approximately 16.64 percent of the Shares outstanding at the time of the expiration of the Offer. The number of Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were received but which Shares were not yet delivered) tendered satisfied the Minimum Condition. As the Minimum Condition and each of the other conditions of the Offer have been satisfied (or waived), Purchaser has accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

Following the consummation of the Offer, the remaining conditions to the merger of Purchaser with and into Stemline set forth in the Merger Agreement were satisfied, and on June 10, 2020, Parent completed its acquisition of Stemline by consummating the Merger, without a meeting of stockholders of Stemline in accordance with Section 251(h) of the DGCL, with Stemline continuing as the surviving corporation. As a result of the Merger, Stemline became a wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of Menarini.

As a result of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Capital Market. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and to suspend all of Stemline’s reporting obligations under the Exchange Act as promptly as practicable.

On June 10, 2020, Menarini issued a press release announcing the expiration and results of the Offer and the completion of the Merger. The full text of the press release is attached as Exhibit (a)(5)(F) hereto and is incorporated herein by reference.

ITEM 9.   EXHIBITS

Item 9 of this Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(F)	Press Release, issued by Menarini on June 10, 2020, announcing the expiration and results of the Offer (incorporated herein by reference to Exhibit (a)(5)(E) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2020	Stemline Therapeutics, Inc.
	By:	/s/ Kenneth Hoberman
	Name:	Kenneth Hoberman
	Title:	Chief Operating Officer